January 26, 2010

Via EDGAR

Karen J. Garnett
Associate Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:          Mid-America Apartment Communities, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
File No. 001-12762

Dear Ms. Garnett:

We have reviewed your letter dated December 15, 2010, regarding the above referenced filing and have prepared the following responses to your comments.  The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2009:

Item 2. Properties, page 16

1.
We note your response to comment 2 from our letter dated November 8, 2010. It remains unclear to us why you believe that including vacant units, which incorporate estimated prevalent current market prices, is the more accurate operating measure to isolate the pricing component of revenue. Please confirm that you will revise the calculations in future filings to omit vacant units from both the numerator and the denominator in your calculation.

Response:

We note the Staff’s comment.  Based on our discussions with the Staff on January 6, 2011 and on January 14, 2011, to the extent monthly rent per unit and average rent per unit calculations are presented in our future filings, we will include appropriately enumerated and placed footnote disclosure (or textual disclosure if the information is not presented in tabular form) explaining the calculation of “Monthly Rent per Unit” and “Average Effective Rent Per Unit” as follows:

[1.]           Monthly rent per unit as of the period represents the average of gross monthly rent amounts charged for occupied units plus prevalent market rates asked for unoccupied units in the property, divided by the total number of units in the property. This information is provided to represent average pricing for the period and does not represent actual rental revenue collected per unit.

[2.]           Average effective rent per unit as of the period is equal to the average of gross rent amounts after the effect of leasing concessions for occupied units plus prevalent market rates asked for unoccupied units in the property, divided by the total number of units in the property. Leasing concessions represent discounts to the current market rate. This information is provided to represent average pricing for the period and does not represent actual rental revenue collected per unit.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the comments and requests for additional information that you have raised.  Should you have any questions concerning our responses to your questions and comments, please feel free to contact Leslie Wolfgang, Senior Vice President, Director of External Reporting and Corporate Secretary, at (901) 248-4126 or leslie.wolfgang@maac.net, or myself at (901) 248-4169 or al.campbell@maac.net.

Cordially,

/s/Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer